RESCISSION AND RELEASE AGREEMENT

This Rescission and Release Agreement (the "Agreement"), is entered into, dated and made effective as of July 23rd, 2012, by and among GOLDEN PHOENIX MINERALS, INC., a Nevada corporation (the "Golden Phoenix"), GOLDEN PHOENIX PANAMA, S.A. (the "JV Company") and SILVER GLOBAL, S.A., a Panamanian corporation ("Silver Global"). The JV Company, Golden Phoenix and Silver Global may also be referred to herein as the "Parties", or separately as a "Party", as the context provides.

RECITALS:

WHEREAS, Golden Phoenix and Silver Global entered into that certain Definitive Acquisition Agreement dated September 16, 2011 (the "Acquisition Agreement") to pursue a mining venture in Panama, and in furtherance thereof, Golden Phoenix and Silver Global formed the JV Company with the specific purpose of holding, operating, running and exploiting mining concessions in Panama pertaining to the Santa Rosa Gold Mine located in the Province of Veraguas, Panama and are the only shareholders of The JV Company;

WHEREAS, Silver Global owns 85 shares of The JV Company's common stock (the "Shares"), represented by Golden Phoenix Panama, S.A. certificate No. 1, 3, 4, 5 and 6 dated September 15, 2011, which constitutes all of the shares of stock owned by Silver Global in The JV Company;

WHEREAS, Golden Phoenix owns 15 shares of the JV Company's common stock (the "Panama Shares"), represented by Golden Phoenix Panama, S.A. certificate No. 2, dated September 15, 2011, which constitutes all of the shares of stock owned by Golden Phoenix in the JV Company;

WHEREAS, pursuant to the terms of the Acquisition Agreement, Golden Phoenix transferred to Silver Global, and Silver Global owns an aggregate of 25,000,001 shares of Golden Phoenix's common stock, $.001 par value (the "GPX Shares"), represented by Golden Phoenix certificate Nos. 4738 and 4814, dated July 12, 2011 and November 9, 2011, respectively, which constitutes all of the shares of stock owned by Silver Global in Golden Phoenix;

WHEREAS, certain disagreements and disputes have arisen between Golden Phoenix and Silver Global relating to the Acquisition Agreement, and Golden Phoenix has filed a request for arbitration of such disputes with the International Chamber of Commerce ("ICC"), ICC Case No. 18622/VRO ("Arbitration"); and

WHEREAS, the Parties have agreed to resolve their disputes and dismiss the Arbitration by way of a mutual rescission of the Acquisition Agreement, whereby (A) Silver Global shall (i)

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return and pay to Golden Phoenix certain cash and (ii) surrender and deliver to Golden Phoenix the GPX Shares transferred to and owned and held by Silver Global, and (B) Golden Phoenix shall surrender and deliver to Silver Global the Panama Shares.

NOW, THEREFORE, in consideration of the premises and agreements hereinafter set forth, the Parties hereto agree as follows:

1. Terms of Rescission.

In reliance on the representations and warranties contained herein and subject to the terms and conditions hereof, the parties expressly and freely agree to a mutual rescission of the Acquisition Agreement, whereby (A) Silver Global shall (i) return and pay to Golden Phoenix certain cash contributed by Golden Phoenix pursuant to the Acquisition Agreement, and (ii) surrender and deliver to Golden Phoenix the GPX Shares transferred to and owned and held by Silver Global, and (B) Golden Phoenix shall surrender and deliver to Silver Global the Panama Shares. Both the Panama Shares and the GPX Shares shall, respectively, be free and clear of any liens, pledges, encumbrances, charges, agreements, claims or rights of others of any kind whatsoever ("Liens").

2. Protocols for Rescission.

The rescission shall, subject to the other terms of this Agreement, proceed as follows:

a) a total of US$4,100,000.00 cash shall be returned to Golden Phoenix, subject to a discount of US$750,000.00 as consideration for timely payments as provided herein ("Cash Payment"), payable as follows:

     i.   The sum of US$ 250,000 payable concurrent with the execution of this Agreement;

     ii.   The sum of US$ 100,000 on or before sixty (60) calendar days from the date of this Agreement;

     iii.   The sum of US$ 1,000,000 on or before six (6) calendar months from the date of this Agreement;

     iv.   The sum of US$ 1,000,000 on or before nine (9) calendar months from the date of this Agreement; and

     v.   A final payment of the sum of: (A) US$ 1,000,000 on or before twelve (12) calendar months from the date of this Agreement, so long as the payments set forth in this Section 2 have been timely made; or (B) $1,750,000.00 in the event of any delay beyond a five (5) business day grace period, of any of the payments set forth in this Section 2.

As set forth above, in the event all of the payments contemplated in this clause are paid on or before the time period indicated above, from the date of this Agreement, a discount of US$ 750,000.00 will be granted to Silver Global, such that the aggregate Cash Payment is equivalent to $3,350,000.

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b)   **25,000,001 shares of Golden Phoenix Minerals, Inc.,** common stock, par value $.001 ("GPX Shares"), represented by two (2) separate stock certificates: Certificate No. 4738, dated July 12, 2011, in the amount of 2,777,778 shares, and Certificate No. 4814, dated November 9, 2011, in the amount of 22,222,223 shares, shall be returned to Golden Phoenix for cancellation.

c)   **15 shares of Golden Phoenix Panama, S.A.,** of common stock (the "Panama Shares"), represented by Golden Phoenix Panama, S.A. certificate No. 2, dated September 15, 2011, shall be returned to Silver Global, upon payment in full of the Cash Payment contemplated in section 2. a) above.

d) The mechanics of the deliveries of and other matters related to the Cash Payment, GPX Shares and Panama Shares shall be set forth and governed by a separate trust agreement ("Trust Agreement").

3.   Representations and Warranties of Golden Phoenix.

Golden Phoenix makes the following representations and warranties to Silver Global, each and all of which shall survive the execution and delivery of this Agreement and shall be true and correct as of the Closing Date hereunder:

(a)   Golden Phoenix has the full power, authority and legal right to execute and deliver this Agreement and to surrender and deliver the Panama Shares on the terms and conditions described herein and to perform and observe the terms and provisions of this Agreement.

(b)   Golden Phoenix is the record and beneficial owner of the Panama Shares, free and clear of any Liens. Transfer of the Panama Shares by Golden Phoenix to Silver Global will convey to Silver Global marketable title to the Panama Shares, free and clear of any Liens. Golden Phoenix has not granted any proxies or other rights with respect to the Panama Shares.

(c)   No consents, approvals or authorization of any governmental body or other person is required in connection with the execution, delivery and performance of this Agreement by Golden Phoenix.

(d)   The execution, delivery and performance of this Agreement by Golden Phoenix (i) will not violate any provision of any applicable law or regulation or of any writ or decree of any court or governmental authority applicable to Golden Phoenix and (ii) will not violate any provision of or cause a default under any contract, instrument or other agreement to which Golden Phoenix is a party.

(e)   This Agreement has been duly executed and delivered by Golden Phoenix and constitutes the legal, valid and binding obligation of Golden Phoenix, enforceable against Golden Phoenix in accordance with its terms.

(f)   No investment banker, broker or other finder is entitled to a fee or commission from Silver Global in respect of this Agreement based on any arrangement or agreement made by or on behalf of Golden Phoenix.

(g)   Golden Phoenix has been represented and assisted by legal counsel and such other tax, financial and other professionals that Golden Phoenix deemed necessary. Golden Phoenix has satisfied itself that the transactions contemplated hereby do not violate any rights or duties owed to it and are fair in all regards; and in forming these judgments, Golden Phoenix has relied solely upon its own judgment, investigation, and the advice of its own counsel and other professionals and has not relied on the statements, promises or representations of Silver Global or representatives of Silver Global, except as set forth herein.

Section 4. [Intentionally Omitted.]

5.   Representations and Warranties of Silver Global.

Silver Global makes the following representations and warranties to Golden Phoenix, each and all of which shall survive the execution and delivery of this Agreement and shall be true and correct as of the Closing Date hereunder:

(a)   Silver Global has the full power, authority and legal right to execute and deliver this Agreement and to (i) acquire the Panama Shares and (ii) surrender and deliver the GPX Shares, all on the terms and conditions described herein and to perform and observe the terms and provisions of this Agreement.

(b)   No consents, approvals or authorization of any governmental body or other person is required in connection with the execution, delivery and performance of this Agreement by Silver Global.

(c)   The execution, delivery and performance of this Agreement by Silver Global (i) will not violate any provision of any applicable law or regulation or of any writ or decree of any court or governmental authority applicable to Silver Global and (ii) will not violate any provision of or cause a default under any contract, instrument or other agreement to which Silver Global is a party.

(d)   This Agreement has been duly executed and delivered by Silver Global and constitutes the legal, valid and binding obligation of Silver Global, enforceable against Silver Global in accordance with its terms.

(e)   No investment banker, broker or other finder is entitled to a fee or commission from Golden Phoenix in respect of this Agreement based on any arrangement or agreement made by or on behalf of Silver Global.

(f)   No oral or written representations have been made or oral or written information furnished to Golden Phoenix in connection with either (i) Golden Phoenix's surrender and

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delivery of the Panama Shares or (ii) surrender and delivery of the GPX Shares, which were in any way inconsistent with the terms hereof.

(g)   Silver Global is the record and beneficial owner of the GPX Shares, free and clear of any Liens. Transfer of the GPX Shares by Silver Global to Golden Phoenix will convey to Golden Phoenix marketable title to the GPX Shares, free and clear of any Liens. Silver Global has not granted any proxies or other rights with respect to the GPX Shares.

(h)   Silver Global has been represented and assisted by legal counsel and such other tax, financial and other professionals that Silver Global deemed necessary. Silver Global has satisfied itself that the transactions contemplated hereby do not violate any rights or duties owed to it and are fair in all regards; and in forming these judgments, Silver Global has relied solely upon its own judgment, investigation, and the advice of its own counsel and other professionals and has not relied on the statements, promises or representations of Golden Phoenix or representatives of Golden Phoenix, except as set forth herein.

6.   The Closing.

(a)   The closing of the transaction contemplated by this Agreement (the "Closing") shall take place at 5:00 p.m., Panama time, on July 23th, 2012, or such other date and time as is specified in writing by the parties hereto. The date of the Closing is referred to herein as the "Closing Date."

(b)   At Closing, Golden Phoenix shall have delivered, or caused to be delivered, to the Trust Agent, to be held in trust ("Trust"), an Irrevocable Stock Power in the form of Exhibit "A" attached hereto, to be executed by Golden Phoenix upon Closing and appended to the original Certificate No. 2 for the Panama Shares, heretofore delivered to Joaquín A. Díaz S. by Golden Phoenix in Las Vegas, Nevada, on May 11, 2012, to be held in Trust with Icaza Trust Corporation, ("the Trust Agent") according to the terms of the Trust Agreement.

(c)   At Closing, Silver Global shall have delivered, or caused to be delivered, to the Trust Agent, to be held in Trust:

> (i)   the GPX Shares together with an Irrevocable Stock Power in the form of Exhibit "B" attached hereto, to be appended to each of the original Certificates Nos. 4738 and 4814 for the GPX Shares; and

> (ii)   cash or good funds in the amount of US$250,000.00 payable in full to Golden Phoenix.

(d)   In addition to the terms set forth herein, the Closing and duties of the parties and Trust Agent shall be governed by a Trust Agreement, which is attached hereto as Exhibit "C" and specifically incorporated herein by this reference.

(e)   Upon Closing, (i) the US$250,000.00 and the GPX Shares shall be forthwith released by the Trust Agent and delivered to Golden Phoenix, and (ii) the Panama Shares shall be held by the



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Trust Agent and delivered to Silver Global at such time as the Cash Payment has been received from Silver Global and paid to Golden Phoenix according to the release schedule set forth below. At such time as the Cash Payment has been paid to Golden Phoenix according to the payment schedule provided in Clause 2 of the present agreement, the Panama Shares shall be delivered to Silver Global as per the release schedule contemplated below, whereupon, on that date of the final release of the Panama Shares, the Trust Agreement shall be terminated and this Agreement shall be deemed fully and finally performed, and shall thereupon, terminate. Likewise, in case that the payments provided in Clause 2 of the present Agreement are not met, the Panama Shares or the proportion thereof, in case of partial payments, shall be delivered to Golden Phoenix, whereupon, on that date, the Trust Agreement shall be terminated and this Agreement shall be fully and finally performed, and shall thereupon, terminate. ("Termination of Trust Agreement").

(f)   The parties hereby expressly and unconditionally agree that, upon execution of this Agreement, payment of US$250,000, and the delivery of the GPX Shares to Golden Phoenix from Trust, the following shall occur: (1) the **Arbitration** proceedings now pending before the ICC shall be immediately dismissed by Golden Phoenix, without prejudice; (2) the **Acquisition Agreement** shall be deemed fully and finally rescinded, terminated and deemed null and void, and no party shall thereafter have any rights, interests or obligations thereunder, without prejudice; and (3) a **Press Release,** in terms acceptable to Silver Global, shall be immediately published by Golden Phoenix indicating that Arbitration against Silver Global S.A. and any other party related to the Santa Rosa Gold Mine in Panama has been fully dismissed and Golden Phoenix has released Silver Global Releasees from all claims, demands, actions, causes of action, liabilities, obligations, damages, rights, charges, costs or expenses of any name and nature in law, equity or otherwise whatsoever that Golden Phoenix and/or those it is releasing on behalf of, had, now has, or hereafter may have against Silver Global Releasees, arising from, out of or related to, the Acquisition Agreement, the Arbitration or claims asserted therein, or any act, omission, circumstance or event which occurred prior to or on the Closing Date.,

(g)   Silver Global and the JV Company, jointly and severally, expressly and unconditionally represent and warrant that, until Termination of Trust and termination of this Agreement:

(i)   the capital structure of the JV Company shall remain unchanged;

(ii)   no action shall be taken to amend the Articles of Incorporation or any corporate governance documents of the JV Company, which may affect the economic rights or voting power of the Panama Shares; However, Silver Global may proceed to amend the Articles of Incorporation at any time to change the name and board of directors of JV Company as well as any other matters which an outside investor may require, but which shall not affect the rights of Golden Phoenix concerning its 15% interest in the Santa Rosa mine.

(iii) the 15 Panama Shares shall not be diluted or any action taken to affect the 15 Panama Shares, directly or indirectly

(iv)   the Santa Rosa Mine and related property shall remain intact and owned solely and exclusively by the JV Company, and shall not be disposed of, in whole or in

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part, and no rights, titles or interests therein shall be affected in any manner, directly or indirectly;

(v) the Santa Rosa Mine and related property shall remain free and clear of any and all liens, charges, encumbrances or other claims of whatsoever nature; unless the SR related property may need to be encumbered to finance the Project, provided that such financing shall not encumber Golden Phoenix's 15 Panama Shares without its prior written consent, and

(vi) any and all permits, mine plans and other regulatory requirements to own and operate the Santa Rosa Mine and related property shall be retained and maintained in good stead and standing; and

(vii) all operations and activities of the JV Company shall be maintained in a status quo posture, insuring the corporate and business integrity thereof, all in the interests of protecting the interests of the shareholders.

(h) Silver Global and JV Company hereby agree to maintain the preemptive or preferential right contemplated in Article 13 of the General Corporation Law of Panama, during and after the termination of the present agreement.

(i) In case Golden Phoenix has initiated any civil and/or administrative proceeding in any court of Law, arbitration tribunal, the Direction of Mineral Resources and/or any other public institutions against Silver Global Releases, same shall be immediately dismissed by Golden Phoenix, without prejudice,

(j) Golden Phoenix hereby agree to return to Silver Global any information, data or any document concerning Minas Santa Rosa which it had received from Silver Global which might be in the possession of Golden Phoenix.

7. Releases.

(a) As additional consideration for this Agreement and other consideration hereunder, concurrent with the Termination of Trust, Golden Phoenix, on behalf of itself and any affiliate thereof, including without limitation, the officers, directors and employees of the JV Company, releases and forever discharges (i) Silver Global and its affiliates, including without limitation, the officers, directors and shareholders of Silver Global (collectively with any of their respective heirs, executors, administrators, personal representatives successors and assigns (the "Silver Global Releasees"), and (ii) the JV Company and its affiliates, including without limitation, the officers, directors and shareholders of the Company (collectively with any of their respective heirs, executors, administrators, personal representatives successors and assigns (the " JV Company Releasees"), from all claims, demands, actions, causes of action, liabilities, obligations, damages, rights, charges, costs or expenses of any name and nature in law, equity or otherwise whatsoever that Golden Phoenix and/or those it is releasing on behalf of, had, now has, or hereafter may have against Silver Global Releasees , arising from, out of or related to, the Acquisition Agreement, the Arbitration or claims asserted therein, or any act, omission,



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circumstance or event which occurred prior to or on the Closing Date, including but expressly not limited to any claims Golden Phoenix and/or those it is releasing on behalf of may have against any officer, director or shareholder of Silver Global for violation of any fiduciary duty, violation of the duty of loyalty or duty of care, usurpation of corporate opportunities, any opportunities that may arise from acquisition discussions that have occurred as of the Closing Date, including but expressly not limited to any claim related to the formation or operation of The JV Company and/or its business operations or properties, tort claim, contract claim, or claim under any federal, state or local law (the "Released Claims"). This release is agreed to without reliance upon any statement or representation by Silver Global, except as expressly set forth in this Agreement. Golden Phoenix voluntarily agrees to accept the consideration set forth in this Agreement to include full accord and satisfaction of any and all Released Claims.

(b)   As additional consideration for this Agreement and other consideration hereunder, concurrent with the Termination of Trust, Silver Global, separately and on behalf of a company's affiliates, including without limitation, to the company's officers, directors and employees, releases and forever discharges Golden Phoenix and its affiliates, including without limitation, the officers, directors and employees of Golden Phoenix (collectively with any of their respective heirs, executors, administrators, personal representatives successors and assigns (the "Golden Phoenix Releasees"), from all claims, demands, actions, causes of action, liabilities, obligations, damages, rights, charges, costs or expenses of any name and nature in law, equity or otherwise whatsoever that Silver Global and the JV Company and/or those each such company, separately and respectively, is releasing on behalf of, had, now has, or hereafter may have against Golden Phoenix Releasees arising from, out of or related to the Acquisition Agreement, the Arbitration or claims asserted therein, or any act, omission, circumstance or event which occurred prior to or on the Closing Date, including but expressly not limited to any claims either Silver Global and/or the JV Company and/or those each separate company is respectively releasing on behalf of may have against any officer, director or employee of Golden Phoenix for violation of any fiduciary duty, violation of the duty of loyalty or duty of care, usurpation of corporate opportunities, any opportunities that may arise from acquisition discussions that have occurred as of the Closing Date, including but expressly not limited to any claim related to the formation or operation of the JV Company and/or its business operations or properties, tort claim, contract claim, or claim under any federal, state or local law (the "Released Claims"). This release is agreed to without reliance upon any statement or representation by Golden Phoenix, except as expressly set forth in this Agreement.   Silver Global and the JV Company, each separately and respectively, voluntarily agrees to accept the consideration set forth in this Agreement to include full accord and satisfaction of any and all Released Claims.

(c)   By executing this Agreement, all Parties, entities and persons, jointly and severally represent that each of them, has carefully read and understands this Agreement and each of them, is fully aware of its legal effect; each of them has had an opportunity to and did, in fact, consult with their respective legal counsel regarding this Agreement; and, the only matter(s) discussed, promise(s) made to or agreement(s) made by or with them is incorporated and stated in this Agreement. The parties, jointly and severally acknowledge that they are signing this Agreement freely, voluntarily and with full knowledge of its terms and consequences, with the express and unconditional purpose of fully and finally settling any and all disputes among all the signatories hereto, regardless of the nature, extent or source of any such disputes.

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8. Non-disparagement.

Each party hereto expressly and unconditionally agrees that, from the date hereof and continuing in perpetuity, it shall not disparage any other party hereto, or its respective officers, directors or employees, whether orally or in writing (including electronically).

9. Default Payment of the Panama Shares.

In the event any amount of the Cash Payment (US$4,100,000, subject to a discount of $750,000 for timely payments) is not paid by Silver Global as and when due, pursuant to the terms hereof, and any payment thereunder remains due and payable for five (5) calendar days ("Grace Period"), Silver Global shall be deemed to be in breach of this Agreement at 5:00 PM, Panama Time on the 5th day of the Grace Period ("Date of Breach"), and the remedy shall be as follows: Golden Phoenix shall be entitled to retain the GPX Shares, such portion of the Cash Payment that has been paid as of the Date of Breach, and in the event the Cash Payment is not paid in full on or before the date that is twelve (12) months from the date of this Agreement, the Trust Agent shall return to Golden Phoenix the unpaid Panama Shares which have not been paid for (pursuant to the release schedule set forth below), and the Trust Agreement and this Agreement shall be terminated.

The Panama Shares shall be subject to the following release schedule:

a) Upon the payment provided in clause 2 (a) i. ii and iii, five (5) Panama Shares, shall be released and transferred by the Trust Agent to Silver Global;

b) Upon the payment provided in clause 2 (a) iv additional five (5) shares of the Panama Share, shall be released and transferred by the Trust Agent to Silver Global;

c) Upon the final payment of the $1,000,000.00 due as provided in clause 2 (a) v, additional five (5) Panama Shares shall be released and transferred by the Trust Agent to Silver Global;

In the event any individual payment is not paid as and when due according to the present agreement, or within the Grace Period, then any portion of the unpaid Panama Shares which have not been paid for, shall remain the sole property of Golden Phoenix. Any portion of the Panama Shares that have been fully paid for according to the release schedule contemplated herein, shall remain the sole property of Silver Global.

Section 10. [Intentionally Omitted.]

11. Miscellaneous.

(a) Legal and other professional fees and expenses of the respective parties related to this Agreement or the Arbitration shall be paid by each respective party to its respective legal and/or other professional representative.



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(b)   This Agreement represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument signed by both parties.

(c)   This Agreement shall be governed by and construed in accordance with the laws of the Panama applicable to contracts made and performed in Panama, without the regard to the conflict of law rules thereof.

(d)   Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement.

(e)   This Agreement may not be assigned, pledged, encumbered, hypothecated or otherwise transferred. Any attempted assignment, transfer, pledge, hypothecation or other encumbrance of such Agreement contrary to the provisions hereof shall be null and void with respect to such transferee or assignee.

(f)   All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

GOLDEN PHOENIX MINERALS, INC.
c/o Michael J. Morrison, CHtd.
1495 Ridgeview Drive #220
Reno, NV 89519
Fax:1+775-562-4727
E-mail: venturelawusa@gmail.com

GOLDEN PHOENIX PANAMA, S.A.
Torre Global Bank Building, 11th Floor
Calle 50 Panama City, Panama

Attention: Antonio Bonilla
Tel 507 340-3188
Fax 507 264-2254

SILVER GLOBAL, S.A.

Torre Global Bank Building, 11th Floor

Calle 50 Panama City, Panama

Attention: Antonio Bonilla
Tel 507 340-3188
Fax 507 264-2254

. (g)   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement and shall have become effective when one or more counterparts have been signed by The JV Company, Golden Phoenix and Silver Global.

(h)   The parties hereto will execute, acknowledge and deliver all such documents and instruments and do or cause to be done all such other acts and things as may be necessary to carry out the provisions of this Agreement.

(i)   The headings appearing in this Agreement are inserted for convenience of reference and in no way shall be construed to define, limit or describe the scope or intent of any provision of this Agreement.

(j)   If any action at law or in equity, including an action for declaratory relief, is brought which is related to this Agreement or the breach thereof, the prevailing party in any final judgment, or the non-dismissing party in the event of a dismissal without prejudice, shall be entitled to the full cost of all reasonable expenses, including all court costs and reasonable attorneys' fees paid or incurred in good faith.

(k)   If any term, provision, covenant, or condition of this Agreement, or any applications thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, covenants and conditions of this Agreement, and all applications thereof, not held invalid, void or unenforceable, shall continue in full force and effect and shall in no way be affected, impaired, or invalidated thereby.

(l)   For the purposes of all of the foregoing representations and warranties of the respective parties, such representations and warranties shall be deemed to have been made "to the best of such party's knowledge" which shall mean actual knowledge of such party, as applicable, and shall not be deemed to require or imply any duty to investigate, discover or learn on the part of such party. No party shall not be deemed to have actual knowledge, merely because of having had reason to know or because such party should have known from all the facts and circumstances known to such party at the time or because such party had previously received notice or notification of the fact, except that the foregoing shall not apply where a party's lack of knowledge resulted from the reckless disregard of facts and circumstances material to the business of The JV Company of which such party had notice. Such party shall have no liability on the foregoing representations and warranties to the extent that the subject matter as to which a claim of liability is made, was, on the Closing Date, known to such party.

(m)   The parties hereto may by mutual agreement by each party amend this Agreement in any respect. The waiver of either party of any breach of any term, covenant, or condition of this Agreement shall not be deemed a waiver of such term, covenant, or condition (except as it



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pertains to such breach) or a waiver of any subsequent breach of the same or any other term, covenant, or conditions of this Agreement. Either party hereto may in writing:

        i)   extend the time for the performance of any of the obligations of the other;

        ii)   waive any inaccuracies in representation by the other contained in this Agreement or in any document delivered pursuant hereto;

        iii)   waive compliance by the other with any of the covenants contained in this Agreement and performance of any obligations by the other; and

        iv)   waive the fulfillment of any condition that is precedent to the performance by the party so waiving of any of its obligations under this Agreement.

        (n)   Each separate party, for themselves and on behalf of their respective equity holders, agree to assume full liability for the tax consequences, if any, incurred by them, respectively, hereunder.

        (o)   From and after the Closing Date, Golden Phoenix shall indemnify, defend and hold Silver Global harmless from and against any and all claims, demands, losses, obligations, liabilities, damages, costs and expenses, including interest, penalties and reasonable attorneys' fees arising out of or relating to (a) Golden Phoenix's breach of any obligations arising hereunder; (b) the operation of Golden Phoenix following the Closing Date; and (c) the breach of, or failure by Golden Phoenix to perform, satisfy or comply with any of Golden Phoenix's representations, warranties or covenants set forth in this Agreement or any agreement, document or instrument executed by Golden Phoenix pursuant to this Agreement.

        (p)   From and after the Closing Date, Silver Global shall indemnify, defend and hold Golden Phoenix harmless from and against any and all claims, demands, losses, obligations, liabilities, damages, costs and expenses, including interest, penalties and reasonable attorneys' fees arising out of or relating to (a) Silver Global's breach of any obligations arising hereunder; (b) the operation of Silver Global following the Closing Date; and (c) the breach of, or failure by Silver Global to perform, satisfy or comply with any of Silver Global's representations, warranties or covenants set forth in this Agreement or any agreement, document or instrument executed by Silver Global pursuant to this Agreement.

        IN WITNESS WHEREOF, the duly authorized representatives of the parties hereto have executed this Agreement and Release as of the date first set forth above.

(Signature Page Follows.)

SILVER GLOBAL, S.A., a Panamanian corporation:

By:

Name: Antonio Bonilla
Title: President

GOLDEN PHOENIX MINERALS, INC., a Nevada corporation

By:

Name: Donald Gunn
Title: Chairman, Interim Governing Board

GOLDEN PHOENIX PANAMA, S.A., a Panamanian corporation

By:

Name: Antonio Bonilla
Title: President

EXHIBIT "A"



IRREVOCABLE STOCK POWER

FOR VALUE RECEIVED, the undersigned GOLDEN PHOENIX MINERALS, INC., hereby sells, assigns and transfers unto Icaza Trust Corporation, the 15 Shares it holds in GOLDEN PHOENIX PANAMA, S.A., as evidenced by Certificate No. 2 (the "Panama Shares"), to be held in trust according to the "Trust Agreement" and herewith and does hereby irrevocably constitute and appoint any director of Icaza Trust Corporation as its agent and attorney-in-fact to transfer all of such Panama Shares on the books of Icaza Trust Corporation and to take all other necessary and appropriate action to effect any such transfer, with full power of substitution in the premises, and hereby ratifies and confirms all that said agent and attorney-in-fact shall lawfully do by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this irrevocable stock power agreement this 23rd day of July, 2012.

NOTARY PUBLIC
JEFFREY S. HARRIS
STATE OF COLORADO
My Comm. Exp. 03/13/2013

GOLDEN PHOENIX MINERALS, INC.

By: [signature]

Name: Donald Gunn

Title: Chairman, Interim Governing Board

STATE OF COLORADO)
) SS:
COUNTY OF Arapahoe)

BEFORE ME, a Notary Public in and for said County and State, personally appeared the above named Donald Bruce Gunn, who acknowledged that he did sign the foregoing instrument and that the same is his free act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and official seal at 6412 S. Parker Rd, Aurora, Colorado, this 24 day of July, 2012.

[signature]

Notary Public

EXHIBIT "B"

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IRREVOCABLE STOCK POWER

FOR VALUE RECEIVED, the undersigned SILVER GLOBAL S.A., hereby sells, assigns and transfers unto GOLDEN PHOENIX MINERALS, INC., the 25,000,001 Shares it holds in GOLDEN PHOENIX MINERALS, INC., as evidenced by Certificates Nos. 4738 and 4814 (the "GPX Shares"), and herewith and does hereby irrevocably constitute and appoint the chief executive officer of GOLDEN PHOENIX MINERALS, INC., as its agent and attorney-in-fact to transfer all of such GPX Shares on the books of GOLDEN PHOENIX MINERALS, INC., and to take all other necessary and appropriate action to effect any such transfer, with full power of substitution in the premises, and hereby ratifies and confirms all that said agent and attorney-in-fact shall lawfully do by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this irrevocable stock power agreement this 23rd day of July, 2012.

SILVER GLOBAL S.A.

By: _____

Name: Antonio Bonilla
Title: President

Signature Certified Under the Laws of Panama By:

_____

Name: _____
Title: _____

EXHIBIT "C"

TRUST AGREEMENT